EXHIBIT 99.1

NEW FOUND PROVIDES UPDATE ON DEEP DRILLING PROGRAM, ENGAGES DEVICO DIRECTIONAL DRILLING SERVICES AT QUEENSWAY

Vancouver, BC, June 11, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to provide a deep drilling update on its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights:

•	In early March, the Company announced commencement of its deep drilling program at Queensway to test targets derived from the initial 3-D seismic interpretation. To date, a total of 10,345m have been completed in 12 drill holes ranging in length from 550 to 1,230m. The program is ongoing and results are pending.

•	Referring to Figure 1 below, initial targets selected include down-dip step-outs on some of the most significant mineralized zones and structures:

•	At Jackpot and Lotto, the Company has drilled three holes targeting the zones at depth in areas that coincide with apparent structural breaks and reflectors in the 3-D seismic data.

•	At K2, one hole was drilled to test the down-dip extension of the K2 structure while continuing on to test a prospective region where the Glenwood and the Appleton Fault zones converge and coincide with a reflective feature in the seismic data.

•	At Iceberg, two drill holes have been completed testing the Keats-Baseline-Fault Zone (“KBFZ”) in an area where the KBFZ appears to change direction based on the seismic interpretation. At the same time, the Company is extending several existing Iceberg holes towards the Appleton Fault Zone (“AFZ”) to target a previously untested and highly prospective ‘wedge’ between the KBFZ and the AFZ and below Keats West.

•	Two drill holes have been completed at the south extension of Keats, targeting the down plunge extension of the KBFZ.

•	The Company has engaged Devico AS, a division of IMDEX, a leading supplier of directional drilling services, to apply its DeviDrill steerable core barrel technology at Queensway. Devico is in the process of deploying a team of technicians to the project site that will work closely with New Found and onsite drill contractors to apply this directional drilling technology that will enable branch holes. Branching involves single hole re-entry and directional drilling techniques to branch off existing holes at depth and more quickly target and define areas of interest.

Melissa Render, VP of Exploration for New Found, stated: “Our quest to unlock the deep potential of Queensway is off to a good start. With 12 holes completed, we are rapidly advancing our understanding of the geological environment and acquiring data that will help us to refine our interpretation of the 3-D seismic survey. Through 500,000+ meters of near-surface drilling, our team has developed a robust understanding of the controls on mineralization at Queensway and we are keen to apply that knowledge to this untested domain. In our search for staying at the forefront of exploration technology, we are proud to add directional drilling to our arsenal of tools. Devico is a renowned, industry-leader in directional drilling and the application of this technology should help us to lower cost, while increasing efficiency.”

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Figure 1. 3-D vertical view of the approximately 6km north-south mineralized corridor along the Appleton Fault Zone at Queensway North with modelled zones and deep drill hole traces (looking west)

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated June 11, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $56 million as of June 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Collin Kettell”

Collin Kettell, Chief Executive Officer

Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the deep drilling program and the pending results and benefits of such program; the work to be completed by Devico and the expected benefits of such work, including that the technology should help the Company to lower cost and environmental impact, while increasing efficiency; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC